05010716

KMB: Kumba - Kumba Interim Results

KUMBA RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

KUMBA RESOURCES REVIEWED GROUP INTERIM FINANCIAL RESULTS AND PHYSICAL INFORMATION FOR THE SIX MONTHS ENDED 30 JUNE 2005

Sustained excellent operational performance
Buoyant commodity prices
Strong cash flow
Headline earnings per share up 200%
Major expansion projects under way
Interim dividend of 160 cents per share
Special dividend of 220 cents per share

Diversified South African-based metals and mining company Kumba Resources Limited (Kumba) today reported revenue of R5,3 billion and net operating profit of R1,5 billion for the six months ended 30 June 2005.

Attributable earnings per share compared with the comparative period in 2004 are 284% higher at 318 cents and headline earnings are 200% higher at 318 cents per share. Revenue increased by 22% and net operating profit increased 149% in the period.

The results for the six months to 30 June 2005 reflect a continuation of the excellent operational performance of the group, said Dr Con Fauconnier, Kumbas chief executive.

Increased commodity prices across all business segments, strong market demand and the ongoing realisation of the benefits of the business improvement programme in respect of revenue enhancement and cost savings initiatives more than offset a stronger currency in the period, he added.

An average exchange rate of R6,20 to the US dollar was realised compared with R6,38 for the same six-month period in 2004.

EARNINGS

The more than doubling in net operating profit resulted in an increase in attributable earnings by R711 million to R954 million and headline earnings by R646 million to R963 million, after accounting for a 146% increase in the groups tax charge due to the higher taxable income for the period.

The settlement of A$231.4 million before tax that was received on 1 July 2005 for Kumbas interest in the Hope Downs Project will be accounted for in the full 2005 financial years results. The option payment of A$5.1 million pre-tax received on 4 April 2005 is, however, included in the financial results for the period under review.

CASH FLOW

Higher net cash flow from operating activities and lower capital expenditure, offset to some extent by higher taxation and dividend payments, resulted in a net cash inflow of R669 million compared with R171 million in the comparative period. Net debt of R1,87 billion at 31 December 2004 decreased to R1,26 billion at 30 June 2005 with a debt to equity ratio of 17%.

SAFETY, HEALTH AND ENVIRONMENT

An average lost time injury frequency rate of 0.57 per 200 000 man-hours worked (LTIFR) was recorded in the past six months compared with a rate of 0.50 in the previous six months to December 2004. A target of 0.35 LTIFR has been set for the group.

Regrettably, two fatalities were suffered during the review period and a further fatality occurred shortly after the end of the period.

The group remains committed to zero fatalities and its ongoing safety awareness and preventative programmes are being driven aggressively.

The groups HIV/Aids voluntary testing and counselling programme has now been implemented at all its business units. Following the successful implementation of pilot antiretroviral programmes at certain business units, the group is extending the programme to all its businesses.

By 30 June 2005, the group had obtained international environment and safety certifications (ISO 14001 & OHSAS18001) at nine of its 10 business units.

BLACK ECONOMIC EMPOWERMENT

Kumba, in close co-operation with its holding company, Anglo American plc, is making good progress on its empowerment initiative to achieve a sustainable position as a pre-eminent South African-based diversified mining company. Kumba is confident that the proposals under consideration will satisfy the ownership requirements of the Mineral and Petroleum Resources Development Act and associated Charter.

OUTLOOK

Higher commodity prices, particularly the substantial iron ore price increase, and strong market demand together with the ongoing benefits of Kumbas business improvement programme, are expected to result in a further improvement in earnings for the next six months.

DECLARATION OF DIVIDEND NUMBER 6 AND SPECIAL DIVIDEND

The directors have declared an interim dividend, number 6, of 160 cents per share in respect of the past six-month period. Following the Hope Downs settlement amount received, a special dividend of 220 cents per share, has also been declared. Both the dividends have been declared in South African currency and are payable to shareholders recorded in the books of the company at close of business on 9 September 2005.

View or download the full results announcement on www.kumbaresources.com

See Addendum 1 for Operational highlights; Addendum 2 for Growth opportunities.

Note:

Kumba Resources Limited, one of the largest South African-based mining companies

listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

Sponsor:
JP Morgan Equities Limited

ADDENDUM 1:
OPERATIONAL HIGHLIGHTS

Iron Ore

Higher production and sales volumes were recorded.

Sishen mine increased production by 262 000 tonnes to 14,2Mt over the comparative period. Export sales were 61 000 tonnes higher at 10,6Mt while 421 000 tonnes over the contractual tonnage were sold locally.

Revenue increased by 33% and net operating profit by 184% as higher prices, increased sales volumes and operating efficiencies more than offset a stronger rand. An average international iron ore price increase of 71,5% came into effect on 1 April 2005 and will apply until
31 March 2006.

A new transport agreement, effective from 1 January 2005, was concluded with Transnet providing for a rand-based rail tariff from Sishen mine to the Saldanha Bay export facilities and for Kumbas growth in iron ore exports.

Coal

Total coal production and sales volumes increased by 7% and 6% to 9,9Mt and 10,1Mt respectively mainly as a result of increased demand from Eskom and higher exports. Power station coal sales were 480 000 tonnes higher at
7,3Mt and export sales 112 000 tonnes higher at 609 000 tonnes.

Revenue increased by 17% as a result of higher volumes and sales prices. The higher revenue together with ongoing cost containment resulted in net operating income improving by 41%.

Heavy Minerals

Ticor SA

Furnace 2 was successfully re-commissioned in January 2005 following its shut-down to effect improvements and repairs. Record monthly titanium slag output was recorded in March and May of the reporting period.

Revenue increased by 50% in line with the increase in production capacity of the furnaces and higher prices for zircon and low manganese pig iron. The stronger currency and the cessation of the capitalisation of costs and interest during the construction period resulted in an operating loss of R14 million.

Ticor Limited

Mineral production decreased marginally after the planned maintenance shut on the mineral separation plant and successful relocation of the North mine concentrator in April 2005.

Revenue declined by 10% due to the final closure in May 2004 of the companys chemicals business. Net operating profit, however, increased by 42% to R163 million as a result of higher pigment and zircon prices, margin improvement initiatives and the elimination of losses recorded by the chemicals business.

Base Metals

A 20% higher average realised zinc price of US$1 223 per tonne resulted in revenue improving by 6% despite continued depressed treatment charges and lower export sales.

Net operating profit turned around from a loss of R22 million to a profit of R11 million. This resulted from higher revenue, the non-recurrence of impairment charges raised in the comparative period and the benefits realised from the business improvement programme. A provision raised for the introduction of royalties by the Government of Namibia at the Rosh Pinah mine and higher exploration costs, however, adversely affected the improvement in net operating profit.

A provision of R182 million representing the business units best estimate for the environmental rehabilitation of a residue disposal site at the Zincor refinery, was raised against its prior years retained income. The potential extent of the liability was previously under investigation as part of a study into the viability of a project for the reclamation of the zinc and other residues. Investigation of viable reclamation alternatives is continuing.

Industrial Minerals

The marginal decline in off-take in both the aggregate and agricultural markets was more than offset by higher average prices and sales volumes of metallurgical dolomite to the steel industry.

Revenue and net operating profit, as a result, improved by 16% and 30% respectively.

ADDENDUM 2:
GROWTH OPPORTUNITIES

Iron Ore

The Sishen Expansion Project (SEP) at a capital cost of R3 billion for a 10Mtpa production increase at Sishen mine by 2009 concurrently with the Sishen-Saldanha export channel capacity expansions, was approved in February 2005. Construction has started with commissioning and production ramp-up scheduled from 2007.

A bankable feasibility study for an initial 3Mtpa mine at Sishen South has been completed and will be presented to the Kumba Board for consideration in the second half of the year. It is intended to increase production to at least 9Mtpa in future synchronised with expansions to the export channel.

The exploration of the southern part of the Faleme iron ore deposit in Senegal has been completed and a resource of approximately 240Mt with a grading of 59%

Fe has been confirmed. Exploration in the north has commenced with the objective of increasing the resource base. Progress has been made in developing an investment case for the required rail and port infrastructure with Miferso, the State mining agency. It is envisaged that a decision to proceed with the bankable feasibility study for the mine could be taken during the last quarter of 2005.

Coal

The finalisation of the rail agreement for the Phase V expansion at Richards Bay between Spoornet and the coal industry as a precursor to the development of the 1Mtpa Inyanda joint venture with Eyesizwe Coal near Witbank, remains to be resolved.

The new coal beneficiation module (GG6) at Grootegeluk mine at a cost ofR320 million to provide 700 000 tonnes of semi-soft coking coal to the planned Mittal Steel market coke plant in Newcastle, is under construction.

Commissioning of the jig plant at the Leeuwpan mine near Delmas, at a capital cost of R95 million, to deliver an additional 1Mtpa of power station coal for consumption by Eskoms Majuba power station, has commenced.

Following the conclusion of an agreement between Kumba and Anglo Coal Australia for the joint development of Moranbah South and the adjoining Grosvenor South coking coal deposits in the Bowen Basin coalfield of Queensland, good progress has been made on the exploration of the potential open cut resources.

Exploration on the deeper underground long wall resources has also commenced.

A feasibility study for the production of 160 000 tonnes of char for the ferro-alloy industry was completed during the year. The study is in the final approval process, and if approved, construction will commence in April 2006 with anticipated commissioning set for April 2007.

Heavy Minerals

The pre-feasibility study into the Ranobe deposit at Toliara in south-western Madagascar has been completed. The bankable feasibility study into the viability of the deposit to provide a long term ilmenite feedstock supply to Ticor SA, has commenced.

Alloystream TM

The commercialisation of AlloyStreamTM has been advancing steadily. The technology allows the use of fine, un-agglomerated ore and non-coking coal to produce high carbon ferro-manganese.

Date: 03/08/2005 07:38:08 AM Produced by the JSE SENS Department

03/08/2005 Source: JSE NEWS SERVICE

	of shipping assets			
	Reversal of impairment of other fixed assets			1
	Impairment of intangible assets		(11)	(11)
	Impairment of investments	(7)	(6)	(11)
		(7)	(32)	(35)
	Taxation effect			
		(7)	(32)	(35)

4. Discontinued operation
On 21 April 2004 Ticor Ltd announced its intention to discontinue its chemicals business, included in the heavy minerals segment. The revenue, operating results, assets, liabilities and cash flow of the chemicals business for the current and previous periods are:

Revenue	1	72	217
Expenses	1	59	192
Provision for closure	2	33	35
Provision for impairment			89
Pre-tax loss	(2)	(22)	(102)
Income tax expense	1	(7)	28
Total assets	24	124	76
Total external liabilities	4	81	6
Cash inflows from operating activities	39	2	50

5. Share-based payments
As part of the IFRS improvements project Kumba adopted IFRS 2 Share-based payments. The adoption of IFRS 2 is made in accordance with the transitional provision of IFRS 2. Prior years figures have been restated. The amount of the adjustment for the current and comparable periods is as follows:

Income statement impact:			
- Reduction of profit and loss for the period	15	11	30
Balance sheet impact:			
- Retained income decrease	49	20	34
- Equity-settled reserve increase	49	20	34

The amount of the adjustment relating to the 30 June 2003 financial statements is a decrease of R4 million in retained income and an increase of R4 million in equity-settled reserve.

6. Business combinations
In line with IFRS 3 Business combinations the carrying value of previously recognised negative goodwill at the beginning of the period was derecognised and adjusted against the opening balance of retained earnings.
The effect of the adjustment is as follows:
No income statement impact
Balance sheet impact:

Decrease in negative	53

	goodwill			
	Increase in retained income	53		
7.	Environmental rehabilitation provision			
	A legal and constructive obligation exists to provide for rehabilitation at the Zincor refinery. The provision has been accounted for as a prior year adjustment to reflect the existence of the obligation originating from previous periods.			
	The effect of the adjustment is as follows:			
	Income statement impact:			
	Increase in finance charges	8	8	23
	Balance sheet impact:			
	Decrease in retained income	182	166	174
	Increase in provisions	182	166	174
8.	Deferred taxation			
	Sufficient re-confirmation was received of Ticor Ltds eligibility to claim a bad debt deduction of A$130,7 million as at 31 December 2002 resulting in the subsequent raising of a deferred tax asset as a prior year adjustment.			
	The effect of the adjustment is as follows:			
	No income statement impact			
	Balance sheet impact:			
	Increase in retained income	93	93	93
	Increase in minority interest	87	87	87
	Increase in deferred tax asset	180	180	180
9.	Interests in joint ventures			
	Kumbas majority shareholder and parent, Anglo American plc changed its accounting policies to be in line with IFRS with effect 1 January 2005. Anglo elected to account for interests in joint ventures per IAS 31, by applying the proportionate consolidation method. To be consistent with the parent entitys policies Kumba changed its accounting policy from the equity accounted method to the proportionate consolidation method. Prior years figures have been restated. This policy change does not impact on earnings per share.			
	The effect of the change in accounting policy is as follows:			
	Income statement impact:			
	Increase in net operating profit	9	5	20
	Decrease in income from	9	5	20

equity accounted investments			
Balance sheet impact:			
Decrease in investments in joint ventures	20	17	11
Increase in property, plant and equipment	3	3	3
Increase in financial assets		1	
Decrease in trade and other receivables	20	26	32
Increase in cash and cash equivalents	36	39	39
Increase in non-current interest-bearing borrowings	4		
Increase in trade and other payables	2		
Decrease in net debt	27	39	39
Cash flow impact:			
(Decrease)/increase in net cash flows from operating activities	(6)	26	29
Increase in taxation paid		1	2
Increase in borrowings raised	3		
Increase in opening balance of cash and cash equivalents	39	14	12

10. Reclassification and presentation

The group has changed the following accounting policies to be in line with the accounting policies of its majority shareholder and parent, Anglo American plc:

- The equity accounted investments recognised profits were previously transferred to a non-distributable reserve Attributable reserves of equity accounted investments. The opening balance of R20 million (2003: R11 million) of this reserve was transferred back to distributable reserves and transfers to this reserve have ceased.
- Income from equity accounted investments were previously presented as pre-tax income, and the tax shown as part of the taxation charge. Only the post-tax share of equity accounted profits are now disclosed. The net effect on earnings is zero, however the line-by-line effect on the income statement is as follows:

Decrease in income from equity accounted investments	2	5	9
Decrease in taxation	2	5	9

11. Investments

Listed investments in associates			
- market value		31	24
Unlisted investments in associates			
- directors valuation	172	160	125

Subsequent to the rights offer by the AST group together with the

business combination with Gijima Information Technologies Afrika (Pty) Ltd, Kumba no longer has significant influence in the newly formed GijimaAST and has ceased equity accounting its investment effective 3 May 2005

12. Contingent asset

At 30 June 2005 there was a probable inflow of economic benefits that was contingent on the exercise of an option held by the Hancock group, Kumbas partner in the Hope Downs project, that gave it the option to obtain the interest Kumba had in the Hope Downs project. The option was exercisable by paying an amount of A$231,4 million on 1 July 2005. If not paid, the option would have lapsed and Kumba would have continued as a participant in the project. The settlement was received on 1 July 2005 but is not reflected in the financial results ended 30 June 2005. If the A$231,4 million settlement was accounted for on 30 June 2005 it would have resulted in an increase in net operating profit of R1 178 million, taxation of R426 million, attributable earnings per share of 248 cents and net asset value of 245 cents per share. The transaction is recorded on 1 July 2005 as that was the date when all conditions precedent were met.

13. Related party transactions

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

14. JSE Limited requirements

The interim announcement has been prepared in accordance with the listings requirements of JSE Limited.

15. Corporate governance

The group complies with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

16. Auditors review

The interim results have been reviewed by the companys auditors, Deloitte and Touche. Their unqualified review opinion is available for inspection at the companys registered office.

UNAUDITED PHYSICAL INFORMATION (000 TONNES)

	6-months ended 30 June 2005	6-months ended 30 June 2004	18-months ended 31,Dec 2004	12-months ended 31 Dec 2004
Iron Ore				
Production	15 511	15 212	44 952	30 112
Sales				
- Export	10 603	10 542	30 762	20 923
- Domestic	4 813	4 741	14 107	9 371
Total	15 416	15 283	44 869	30 294
Coal				
Production				
- Power station	7 331	6 862	21 829	14 383
- Coking	1 174	1 166	3 486	2 409
- Other	1 441	1 281	3 880	2 652
Total	9 946	9 309	29 195	19 444
Sales				
- Eskom	7 436	6 956	21 769	14 356
- Other domestic	2 010	2 043	6 058	4 112
- Export	609	497	1 688	1 090
Total	10 055	9 496	29 515	19 558
Heavy Minerals - Ticor SA				
Production				
- Ilmenite	153	130	390	262
- Zircon	24	24	74	49
- Rutile	12	10	29	20
- Pig iron	37	41	85	63
- Scrap pig iron	5	3	11	5
- Chloride slag	56	48	123	96
- Sulphate slag	12	21	60	40
Sales				
- Ilmenite	30		67	27
- Zircon	26	28	71	48
- Rutile	9	10	29	17
- Pig iron	29	30	68	58
- Scrap pig iron	6	4	11	8
- Chloride slag	65	42	96	84
- Sulphate slag	20	10	24	24

Heavy Minerals - Ticor Limited				
Production				
- Ilmenite	105	116	347	236
- Zircon	17	18	59	38
- Rutile	8	9	26	18
- Synthetic rutile	55	54	168	112
- Leucoxene	5	5	20	11
- Pigment	26	26	78	53
Sales				
- Ilmenite	10	20	52	30
- Zircon	17	17	58	38
- Rutile	8	15	32	21
- Synthetic rutile	27	22	79	50
- Leucoxene	4	9	25	17
Base Metals				
Production				
- Zinc concentrate	64	67	178	124
- Zinc metal	60	58	174	116
- Zincor	53	52	159	104
- Chifeng*	7	6	15	12
- Lead concentrate	13	14	45	27
Zinc metal sales				
- Domestic	46	46	135	91
- Export	14	16	43	28
Total	60	62	178	119
Lead concentrate sales				
- Export	11	6	29	12

* The effective interest in the Chifeng refinery has been disclosed.

COMMENTS

OPERATING RESULTS

Comments are for comparative purposes based on an analysis of the groups reviewed financial results and physical information for the six-month periods ended 30 June 2005 and 2004 respectively.

The results for the six-month period to 30 June 2005 reflect a continuation of the excellent operational performance of the group.

Revenue and net operating profit increased by 22% and 149% to R5 286 million and R1 511 million respectively. This was due to increased commodity prices across all business segments, strong market demand and the ongoing realisation of the

03/08/2005 Source: JSE NEWS SERVICE

benefits of the business improvement programme in respect of the revenue enhancement and cost savings initiatives, which more than offset a stronger currency.
An average exchange rate of R6,20 to the US dollar was realised compared with R6,38 for the same six-month period in 2004.
EARNINGS
The more than doubling in net operating profit resulted in an increase in attributable earnings by R711 million to R954 million and headline earnings by R646 million to R963 million, after accounting for a 146% increase in the groups tax charge due to the higher taxable income for the period. Attributable earnings per share are 284% higher at 315 cents while headline earnings per share are 200% higher at 318 cents.
The settlement of A$231,4 million before tax that was received on 1 July 2005 for Kumbas interest in the Hope Downs Project will be accounted for in the full 2005 financial years results. The option payment of A$5,1 million pre-tax received on 4 April 2005 is, however, included in the financial results for the period under review.
CASH FLOW
Higher net cash flow from operating activities and lower capital expenditure, offset to some extent by higher taxation and dividend payments, resulted in a net cash inflow of R725 million compared with R171 million in the comparative period. Net debt of R1 870 million at 31 December 2004 decreased to R1 262 million at 30 June 2005, with a debt to equity ratio of 17%.
SAFETY, HEALTH AND ENVIRONMENT
An average lost time injury frequency rate of 0,57 per two hundred thousand man-hours worked (LTIFR) was recorded in the past six months compared with a rate of 0,50 in the previous six months to December 2004. A target of 0,35 LTIFR has been set for the group.
Regrettably, two fatalities were suffered during the past six-month period and a further one occurred shortly after the end of the period. The group remains committed to zero fatalities and its ongoing safety awareness and preventative programmes are being driven aggressively.
The groups HIV/Aids voluntary testing and counseling programme has now been implemented at all its business units. Following the successful implementation of pilot antiretroviral programmes at certain business units, the group is extending the programme to all its businesses.
By 30 June 2005, the group had obtained international environment and safety certifications (ISO 14001 and OHSAS 18001) in 9 of its 10 business units.
SEGMENT RESULTS

	6-months ended		18-months ended	12-months ended
	30 June Reviewed		31 Dec Audited	31 Dec Pro forma
R million	2005	2004	2004	2004
REVENUE				
Iron Ore	2 819	2 120	6 065	4 250
Coal	1 044	892	2 733	1 878
Heavy Minerals	882	815	2 438	1 662
* Ticor SA	373	248	668	514
* Ticor Ltd	509	567	1 770	1 148
Base Metals	484	458	1 212	812
Industrial Minerals	51	44	138	95
Other	6	4	14	12
TOTAL	5 286	4 333	12 600	8 709
NET OPERATING PROFIT				
Iron Ore	1 075	379	1 139	833
Coal	270	192	548	430
Heavy Minerals	149	98	206	254
* Ticor SA	(14)	(17)	(19)	(10)
* Ticor Ltd	163	115	225	264
Base Metals	11	(22)	(151)	(116)
Industrial Minerals	13	10	30	20
Other	(7)	(50)	73	(53)
TOTAL	1 511	607	1 845	1 368

OPERATIONS
Iron Ore
Higher production and sales volumes were recorded. Sishen mine increased production by 262 000 tonnes to 14,2 Mt over the comparative period. Export sales were 61 000 tonnes higher at 10,6 Mt while 315 000 tonnes over the contractual tonnage were sold locally.
Revenue increased by 33% to R2 819 million and net operating profit by 184% to R1 075 million as higher prices, increased sales volumes and operating efficiencies more than offset a stronger rand. An average international iron ore price increase of 71,5% came into effect on 1 April 2005 and will apply until 31 March 2006.
A new transport agreement, effective from 1 January 2005, was concluded with Transnet providing for a rand-based rail tariff from Sishen mine to the Saldanha Bay export facilities and for Kumbas growth in iron ore exports.
Coal
Total coal production and sales volumes increased by 7% and 6% to 9,9 Mt and 10,1 Mt respectively mainly as a result of increased demand from Eskom and higher exports. Power station coal sales were 480 000 tonnes higher at 7,4 Mt and export sales 112 000 tonnes higher at
609 000 tonnes.
Revenue increased by 17% as a result of higher volumes and sales prices. The

higher revenue together with ongoing cost containment resulted in net operating income improving by 41% to R270 million.

Heavy Minerals

Ticor SA

Furnace 2 was successfully re-commissioned in January 2005 following its shut-down to effect improvements and repairs. Record monthly titanium slag output was recorded in March and May of the reporting period.

Revenue increased by 50% to R373 million in line with the increase in production capacity of the furnaces and higher prices for zircon and low manganese pig iron. The stronger currency and the cessation of the capitalisation of costs and interest during the construction period resulted in an operating loss of R14 million.

Ticor Limited

Mineral production decreased marginally after the planned maintenance shut on the mineral separation plant and successful relocation of the North mine concentrator in April 2005.

Revenue declined by 10% due to the final closure in May 2004 of the companys chemicals business. Net operating profit, however, increased by 42% to R163 million as a result of higher pigment and zircon prices, margin improvement initiatives and the elimination of losses recorded by the chemicals business.

Base Metals

A 20% higher average realised zinc price of US$1 223 per tonne resulted in revenue improving by 6% to R484 million despite continued depressed treatment charges and lower export sales.

Net operating profit turned around from a loss of R22 million to a profit of R11 million. This resulted from higher revenue, the non-recurrence of impairment charges raised in the comparative period and the benefits realised from the business improvement programme. A provision raised for the intended introduction of royalties by the Government of Namibia at the Rosh Pinah mine and higher exploration costs, however, adversely affected the improvement in net operating profit.

A provision of R182 million representing the business units best estimate for the environmental rehabilitation of a residue disposal site at the Zincor refinery, was raised against its prior years retained income. The potential extent of the liability was previously under investigation as part of a study into the viability of a project for the reclamation of the zinc and other residues. Investigation of viable reclamation alternatives is continuing.

Industrial Minerals

The marginal decline in off-take in both the aggregate and agricultural markets was more than offset by higher average prices and sales volumes of metallurgical dolomite to the steel industry.

Revenue and net operating profit, as a result, improved by 16% and 30% respectively.

GROWTH OPPORTUNITIES

Iron Ore

The Sishen Expansion Project (SEP) at a capital cost of R3 billion for a 10 Mtpa production increase at Sishen mine by 2009 concurrently with the Sishen-Saldanha export channel capacity expansions, was approved in February 2005. Construction has commenced with commissioning and production ramp-up scheduled from 2007.

A bankable feasibility for an initial 3 Mtpa mine at Sishen South has been completed and will be presented to the Kumba Board for consideration in the second half of the year. It is intended to increase production to at least 9 Mtpa in future synchronised with expansions to the export channel.

The exploration of the southern part of the Faleme iron ore deposit in Senegal has been completed and a resource of approximately 240 Mt with a grading of 59% Fe has been confirmed. Exploration in the north has commenced with the objective of increasing the resource base. Progress has been made in developing an investment case for the required rail and port infrastructure with Miferso, the State mining agency. It is envisaged that a decision to proceed with the bankable feasibility study for the mine could be taken during the last quarter of 2005.

As announced, the Hancock group exercised its option to acquire Kumbas interest in the Hope Downs Project by paying a settlement amount of A$231,4 million on 1 July 2005. As a consequence, Kumba has relinquished all its interests in the project.

Coal

The finalisation of the rail agreement for the Phase V expansion at Richards Bay between Spoornet and the coal industry as a precursor to the development of the 1 Mtpa Inyanda joint venture with Eyesizwe Coal near Witbank, remains to be resolved.

The new coal benefecation module (GG6) at Grootegeluk mine at a cost of R320 million to provide 700 000 tonnes of semi-soft coking coal to the planned Mittal Steel market coke plant in Newcastle, is under construction.

Commissioning of the jig plant at the Leeuwpan mine near Delmas, at a capital cost of R95 million, to deliver an additional 1 Mtpa of power station coal for consumption by Eskoms Majuba power station, has commenced.

Following the conclusion of an agreement between Kumba and Anglo Coal Australia for the joint development of Moranbah South and the adjoining Grosvenor South coking coal deposits in the Bowen Basin coalfield of Queensland, good progress has been made on the exploration of the potential open cut resources.

Exploration on the deeper underground long wall resources has also commenced.

A feasibility study for the production of 160 000 tonnes of char for the ferro-alloy industry was completed during the year. The study is in the final approval process, and if approved, construction will commence in April 2006 with anticipated commissioning set for April 2007.

Heavy Minerals

The pre-feasibility study into the Ranobe deposit at Toliara in south-western Madagascar has been completed. The bankable feasibility study into the viability of the deposit to provide a long-term ilmenite feedstock supply to Ticor SA, has commenced.

AlloyStreamTM

The commercialisation of AlloyStreamTM has been advancing steadily. The technology allows the use of fine, un-agglomerated ore and non-coking coal to produce high carbon ferro-manganese.

BLACK ECONOMIC EMPOWERMENT

Kumba, in close co-operation with its holding company, Anglo American plc, is making good progress on its empowerment initiative to achieve a sustainable position as a pre-eminent South African-based diversified mining company. Kumba is confident that the proposals under consideration will satisfy the ownership requirements of the Mineral and Petroleum Resources Development Act and associated Charter.

OUTLOOK

Higher commodity prices, particularly the substantial iron ore price increase, and strong market demand together with the ongoing benefits of Kumbas business improvement programme, are expected to result in a further improvement in earnings for the next six months.

DECLARATION OF DIVIDEND NUMBER 6 AND SPECIAL DIVIDEND

The directors have declared an interim dividend, number 6, of 160 cents per share in respect of the past six-month period. Following the Hope Downs settlement amount received, a special dividend of 220 cents per share, has also been declared. Both the dividends have been declared in South African currency and are payable to shareholders recorded in the books of the company at close of business on 9 September 2005.

In compliance with the requirements of the electronic settlement system of JSE Limited, the following dates are applicable:

Last day to trade cum dividend	Friday, 2 September 2005
Shares trade ex dividend	Monday, 5 September 2005
Record date	Friday, 9 September 2005
Payment date	Monday, 12 September 2005

Share certificates may not be dematerialised or rematerialised between 5 September 2005 and 9 September 2005, both days inclusive.

On behalf of the Board

AJ Morgan	Dr CJ Fauconnier	DJ van Staden
(Chairman)	(Chief Executive)	(Executive Director, Finance)

1 August 2005

Kumba Resources Limited	
Registration number	2000/011076/06
JSE Share code	KMB
ADR CODE	KBREY
ISIN CODE	ZAE 000034310
Registered office	Kumba Resources Limited Roger Dyason Road Pretoria West, 0002
TEL NO	+27 12 307 5000
FAX NO	+27 12 307 4760
Transfer secretaries	Computershare Investor Services 2004 (Pty) Limited 70 Marshall Street, Johannesburg, 2001 PO Box 61051, Marshalltown, 2107

Directors

AJ Morgan (Chairman),
Dr CJ Fauconnier (Chief Executive),
PM Baum, BE Davison, TL de Beer,
JJ Geldenhuys, MJ Kilbride*, Dr D Konar,
CF Meintjes*, WA Nairn, SA Nkosi, CML Savage,
Dr NS Segal, F Titi, DJ van Staden*, PL Zim
*Executive

03/08/2005 Source: JSE NEWS SERVICE

Company Secretary:	MS Viljoen
Corporate Affairs and Investor Relations	Trevor Arran +27 12 307 3292
Sponsor	JP Morgan +27 11 507 0300

If you have any queries regarding your shareholding in Kumba Resources, please contact the Transfer Secretaries at +27 11 370 5000

This report is available at the Kumba Resources website at: http://www.kumbaresources.com

Date: 03/08/2005 07:00:26 AM Produced by the JSE SENS Department

03/08/2005 Source: JSE NEWS SERVICE

KMB: Kumba Resources Limited - Participation of...

Kumba Resources Limited - Participation of Kumba in the Hope Downs Project
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
Participation of Kumba in the Hope Downs Project
Shareholders are referred to the announcement dated 5 April 2005 informing shareholders that the Hancock Group in Australia (Hancock) has acquired an option to purchase the entire interest of Downs Holdings BV (Downs) in the Project (the option).
Shareholders are now advised that Hancock has given notice to Downs of its intention to exercise the option on 1 July 2005. In order to exercise of the option Hancock must pay to Downs an amount of A$231 428 206 (the option amount). Should the option amount not be paid on 1 July 2005, the option will lapse.
15 June 2005
Sponsor: JP Morgan
Contact person: Trevor Arran
General Manager: Corporate Affairs & Investor Relations
+27(12) 307 3292 (office)
+27(83609144) (mobile)
trevor.arran@kumbaresources.com
Date: 15/06/2005 05:56:03 PM Produced by the JSE SENS Department

15/06/2005 Source: JSE NEWS SERVICE

KMB: Kumba - Acceptance Of Share Options Offe...

Kumba - Acceptance Of Share Options Offered In Terms Of The Kumba Resources Management Option Scheme (The Scheme), As Previously Announced

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

ACCEPTANCE OF SHARE OPTIONS OFFERED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT OPTION SCHEME (the Scheme), AS PREVIOUSLY ANNOUNCED

In terms of clauses 3.63 and 3.74 of the JSE Listings Requirements notice is hereby given that, as at 30 June 2005, the following directors of major subsidiaries advised the office of the company secretary of their acceptance of options granted to them in terms of the Scheme:

Option strike price:	R62.00
Periods of exercise and/or vesting:	100% exercisable on the 3rd anniversary

All shares offered and accepted to be taken up on or before the 7th anniversary

Class of securities:	Ordinary
Nature of transaction:	Options offered
Nature of interest:	Beneficial
Directors of Major Subsidiaries	
Name of director:	W Bekker
Number of shares:	1,960
Name of director:	WA de Klerk
Number of shares:	8,750
Name of director:	AW Diedericks
Number of shares:	5,790
Name of director:	L Groenewald
Number of shares:	4,690
Name of director:	PJ Kotze
Number of shares:	6,960
Name of director:	JA Meyer
Number of shares:	7,100
Name of director:	WJ Needham
Number of shares:	4,200
Name of director:	DJR Southey
Number of shares:	8,260
Name of director:	R Strydom
Number of shares:	5,340
Name of director:	DJC Taylor
Number of shares:	6,810
Name of director:	WF van Heerden
Number of shares:	7,410
Name of director:	PE Venter
Number of shares:	9,270
Name of director:	MW von Wielligh
Number of shares:	10,470
Company Secretary of Kumba	
Name of company secretary:	MS Viljoen
Number of shares:	5,330

30 June 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED

Sponsor
JPMorgan

Date: 30/06/2005 05:32:05 PM Produced by the JSE SENS Department

30/06/2005 Source: JSE NEWS SERVICE

KMB: Kumba Resources Limited - Participation Of...

Kumba Resources Limited - Participation Of Kumba Resources Limited In The Hope Downs Project

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310

PARTICIPATION OF KUMBA RESOURCES LIMITED (KUMBA) IN THE HOPE DOWNS PROJECT (PROJECT)

Shareholders are referred to the announcements dated 5 April 2005 and 15 June 2005. In the latter announcement it was stated that the Hancock Group in Australia (Hancock) had given notice to Downs Holdings BV (Downs) of its intention to exercise an option (Option) to purchase the entire interest of Downs in the Project.

Shareholders are now advised that Hancock has exercised the Option and has paid Downs the Option exercise price of AUD 231.4 million in full.

With immediate effect, Downs has relinquished all its interests in the Project.

Pretoria
1 July 2005

Sponsor
JPMorgan

Contact person
Trevor Arran
General Manager
Corporate Affairs & Investors Relations
+27 (12) 307 3292 (Office)
+27 83 609 1444

Date: 01/07/2005 10:28:30 AM Produced by the JSE SENS Department

01/07/2005 Source: JSE NEWS SERVICE

News Release

Kumba Resources Limited ("Kumba") today confirmed that Hancock Prospecting Pty Ltd ("Hancock") has exercised an option to acquire Kumba's interest in the Hope Downs Iron Ore Project ("Option"). The exercise of the Option resulted in Kumba receiving A$231.4 million in full settlement from Hancock.

Trevor Arran, Kumba's Corporate Affairs and Investor Relations General Manager, said: "Kumba views the full payment of A$231,4 million received as an equitable settlement following the unfavourable arbitration ruling. Kumba's participation in the project would have required major capital investment in stand-alone rail and port facilities. Investment by Rio Tinto, as an existing producer in the Pilbara region, enables the project to benefit from its existing infrastructure facilities which have a significant beneficial impact on the financial returns of the participants compared with an initial and substantial investment in independent infrastructure."

Kumba continues to pursue its existing growth opportunities in iron ore with its 10 Mtpa Sishen Expansion Project which has already been announced. An investment decision on the Sishen South project with an initial production capacity of 3Mtpa and the potential of increasing to 9Mtpa is expected in the third quarter of this year.

Work on the feasibility study of the Faleme project in Senegal, West Africa, which has a capacity of up to 12Mtpa, is also progressing well.

1 July 2005

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")

DEALINGS BY A DIRECTOR OF KUMBA HOLDINGS (BVI) SA AND SISHEN IRON ORE COMPANY (PTY) LTD (major subsidiaries of Kumba) IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements notice is hereby given that the following director of **MAJOR SUBSIDIARIES OF KUMBA** has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director:	**WF VAN HEERDEN (a director of Kumba Holdings (BVI) SA and Sishen Iron Ore Company (Pty) Ltd – major subsidiaries of Kumba)**
Date of transaction:	**30-06-2005**
Number of shares:	**1,600**
Price per share:	**R 57.60**
Total value (pre tax proceeds):	**R 92,160.00**
Option strike price:	R 11.75
Option strike date:	04-11-1998
Periods of exercise and/or vesting:	9 years
Class of securities:	Ordinary
Nature of transaction:	Deferred Purchase Share Scheme – shares sold
Nature of interest:	Direct Beneficial

1 July 2005

MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED

Sponsor
JPMorgan

KMB: Kumba Resources Limited - Trading Statement

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
TRADING STATEMENT
The Listings Requirements of the JSE Limited require that listed companies publish a trading statement when the financial results for the next financial period to be reported, vary from those of the comparable period by 20% or more.
Kumba has benefited from higher commodity prices and strong demand together with the contribution from the comprehensive business improvement programme launched in 2004. An average increase of 71.5% in seaborne iron ore prices came into effect on 1 April 2005 and will apply until 31 March 2006. This more than offset the stronger average exchange rate of R6.20/US$ for the six month period to 30 June 2005 compared with R6.38/US$ for the comparative period last year.
As a result, Kumbas earnings and headline earnings per share for the six months ended 30 June 2005 are expected to exceed the comparative earnings per share for the six month period ended 30 June 2004 by between 275% and 295% and between 185% and 205% respectively. The expected earnings for the six months ended 30 June 2005 do not include the payment of A$ 231.4 million received for Kumbas interest in the Hope Downs project on 1 July 2005, which will be accounted for in the full 2005 financial years earnings.
The financial information in this trading statement has not been reviewed or reported on by Kumbas auditors.
The results for the six months ended 30 June 2005 are expected to be published on or about 3 August 2005.
Pretoria
14 July 2005
Sponsor
JP Morgan Equities Limited
Date: 14/07/2005 01:19:33 PM Produced by the JSE SENS Department

14/07/2005 Source: JSE NEWS SERVICE

KUMBA
RESOURCES

NEWS RELEASE

Telephone : + 27 (12) 307 4843
Telefax : + 27 (12) 307 4080

P.O. Box 9229
PRETORIA 0001

For immediate release: 20 July 2005

TEMPORARY DELAY OF SHIPMENTS DUE TO SHIP LOADER BREAKDOWN AT SALDANHA BAY

Metals and mining company Kumba Resources Limited (Kumba) today announced that iron ore exports at Saldanha Bay have been halted following a breakdown of a ship loader operated by SA Port Operations.

Investigations and repairs by SA Port Operations and the contractor are currently underway. Indications are that the ship loader, which was commissioned in July 2004, will resume operations by the weekend.

Matie von Wielligh, general manager of Kumba's iron ore division, said: "The breakdown will delay Kumba's iron ore export programme but trains from our Sishen mine remain fully operational and will continue to feed the Saldanha Bay stockpiles until the ship loader is back in operation. We will endeavor to fulfill our overseas contractual commitments for the 2005/06 iron ore year."

ends

Editor's Note: Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For further information:

Matie von Wielligh
General Manager: Kumba Iron Ore
Tel: (012) 307 4913

Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444

KUMBA RESOURCES

Group Interim Results (Reviewed)

PRESENTATION

for the six months ended 30 June 2005



HARNESSING THE POWER OF THE EARTH

www.kumbaresources.com

KUMBA RESOURCES

Kumba Resources Limited
Reg No 2000/011076/06

Roger Dyason Road Pretoria West 0183
PO Box 9229 Pretoria 0001 South Africa

Tel +27 12 307 5000
Fax +27 12 307 4760

www.kumbaresources.com

DISCLAIMER

INTRODUCTION

KEY FINANCIALS

KUMBA RESOURCES

Revenue	R5 286m
Net operating profit	R1 511m
Headline earnings	R963m
Headline earnings (cps)	318
Interim dividend (cps)	160
Special dividend (cps)	220

Headline EPS (cps)



113
82
106
138
318
1H03 2H03 1H04 2H04 1H05

Total dividend of 380 cps

3

NOTES

HIGHLIGHTS

KUMBA RESOURCES

- Sustained excellent operating performance
- Buoyant commodity prices
- Strong contribution from KBIP
- New Transnet agreement
- Sterling financial performance
- Delivering on growth
- Higher dividends

NOTES

UPDATE ON MAJOR ISSUES

KUMBA RESOURCES

- Empowerment in Kumba
  - Good progress
  - No final decision
- Proposal to acquire Ticor Ltd minorities
  - A$1.70 per share proposed 31 May 2005
  - Discussions with Ticor Ltd Board continuing
- Hope Downs
  - Change of control: Dec 2003
  - Dispute whether approval unreasonably withheld
  - Arbitration: ruling in favour of Hancock Group
  - Settlement: A$236.5m

NOTES

SAFETY, HEALTH & ENVIRONMENT

KUMBA RESOURCES

Safety

- Two fatalities in the period
- Millionaire Shield Award for Tshikondeni
- "*I Care Rules*" fully rolled out

Health

- Occupational Disease Frequency Rate of 0.12 (target < 1.0)

International Certification

- Nine business units achieved environmental and safety certification (ISO 14001 & OHSAS)


Fatalities
1
0
1
1
2
1H03
2H03
1H04
2H04
1H05


LTIFR
0.62
0.58
0.53
0.5
0.57
1H03
2H03
1H04
2H04
1H05

Zero tolerance...target zero

7

NOTES

IRON ORE MARKETS

KUMBA RESOURCES

- Global steel production in 2005 to exceed the 2004 record of 1 054Mt
- China's iron ore imports projected to exceed 250Mt during 2005
- Benchmark price settlements for 2005 at record levels: +71.5% for fines
- Tight supply expected to remain to 2008

Iron ore price
(index 2000 = 100)



250
225
200
175
150
125
100
75
2000
2001
2002
2003
2004
2005
Fines
Lump

Source: AME, CRU, Kumba Iron Ore

Strong market fundamentals

8

NOTES

IRON ORE OPERATIONS

KUMBA RESOURCES

- Production growth to 15.5Mt
  - Strong results in Q2
- Sales - 15.4Mt
  - Exports - 10.6Mt
  - Domestic - 4.8Mt
- Ongoing cost control



Total production and exports
Mt
16
14
12
10
8
6
4
2
0
1H03 2H03 1H04 2H04 1H05
Export sales
Production

Continued growth in iron ore output

9

NOTES

SALDANHA EXPORT PERFORMANCE

KUMBA RESOURCES

- Continued growth in rail performance - 11.8Mt
- New transport agreement implemented effective 1 January 2005
- Port expansion completed by Dec 2005

Sishen-Saldanha rail performance



Mt
15
13
11
9
7
5
1H03
2H03
1H04
2H04
1H05
Kumba
Other

Continued capacity growth

10

NOTES

COAL MARKETS

KUMBA RESOURCES

- Record sales to Eskom
  - 7.4Mt
- Strong demand from steel and ferro-alloy sectors
  - 2.0Mt
- Total sales record in Q2
  - 5.3Mt
- Prices remain at high levels



Thermal coal and coke prices (US$/t)
80
70
60
50
40
30
20
450
350
250
150
50
2002
2003
2004
2005
RBCT thermal coal FOB
Chinese market coke exports

Sources: SA Coal Report, CRU

Strong demand

11

NOTES

COAL OPERATIONS

KUMBA RESOURCES

- Production growth to 9.9Mt
- Power station coal at 7.3Mt
- Leeuwpan record of 0.87Mt
- Excellent safety performance
- All mines now have international certification



Production volumes
Mt
10
8
6
4
2
0
1H03
2H03
1H04
2H04
1H05
Thermal coal
Coking coal
Other

Excellent operating performance at all mines

12

NOTES

HEAVY MINERALS MARKETS

KUMBA RESOURCES

- Pigment price increases continue
- Zircon demand and prices remain strong
- Pig iron prices softening
- Production fully sold



Zircon and pigment prices (US$/t)
650
600
550
500
450
400
350
1800
1600
1400
1200
1000
2002
2003
2004
2005
Zircon
Pigment

Source: TZMI

Strong demand for all products

NOTES

HEAVY MINERALS OPERATIONS

KUMBA RESOURCES

- Tiwest operations – sustained performance
  - Relocated North mine concentrator
  - Successful major MSP maintenance shut
- Ticor South Africa – continued improvement
  - Furnace #1 preheater: good results
  - Solid performance on Furnace #2
  - 85% Chloride slag (CP slag) product achieved



Production (kt)
23
41
0
25
56
27
26
54
48
27
58
48
26
55
56
1H03
2H03
1H04
2H04
1H05
Pigment
Synthetic rutile
CP slag

Good growth in CP slag production

14

NOTES

ZINC MARKETS

- Zinc price recovery
- Treatment charges remain depressed due to concentrate shortage

Zinc metal price


US$/t
1500
1400
1300
1200
1100
1000
900
800
700
R/t
10000
9000
8000
7000
6000
5000
2002
2003
2004
2005

Source: LME

Challenging business environment

NOTES

BASE METALS OPERATING RESULTS

Concentrate production (kt)

- Sustained good results at Rosh Pinah


Zinc concentrate
Lead concentrate
13
18
14
13
13
54
54
67
57
64
1H03
2H03
1H04
2H04
1H05

Zn metal production (kt)

- Good performance from Chifeng smelter in China
- Production improvement at Zincor despite poor concentrate quality


Zincor
Chifeng
3
6
6
7
57
55
52
52
53
1H03
2H03
1H04
2H04
1H05

Sustained production levels

16

NOTES

INDUSTRIAL MINERALS

KUMBA RESOURCES

Ferrosilicon production (t)

- Record performance
- Increased external sales


2703
2688
2794
2859
2943
1H03
2H03
1H04
2H04
1H05

Dolomite production (Mt)

- Output influenced by cyclical demand


0.65
0.68
0.64
0.79
0.64
1H03
2H03
1H04
2H04
1H05

Solid business results

NOTES

REVENUE

KUMBA RESOURCES

R million	1H05	1H04	% Change
Iron Ore	**2 819**	2 120	33
Coal	**1 044**	892	17
Heavy Minerals - Ticor SA	**373**	248	50
- Ticor Ltd	**509**	567	(10)
Base Metals	**484**	458	6
Industrial Minerals	**51**	44	16
Other	**6**	4	50
Total	**5 286**	4 333	22
R/US$ exchange rate realised	**6.20**	6.38	(3)

Revenue up 22%

19

NOTES

EBIT / MARGIN

KUMBA RESOURCES

	1H05		1H04		% Change
	Rm	(%)	Rm	(%)	(in Rand)
Iron Ore	1 075	38	379	18	184
Coal	270	26	192	22	41
Heavy Minerals - Ticor SA	(14)		(17)		18
- Ticor Ltd	163	32	115	20	42
Base Metals	11	2	(22)		
Industrial Minerals	13	25	10	23	30
Other	(7)		(50)		
Total EBIT	1 511	29	607	14	149
Total EBITDA	1 924	36	956	22	101

EBIT up 149%

NOTES

EBIT COMPARISON

KUMBA RESOURCES


R million
607
91
1 132
(154)
(82)
(386)
(72)
310
1 446
65
1 511
1H04 EBIT
Volume
Price
Exchange rate
Inflation
Volume
Production cost
Distribution cost
KBIP initiatives
"Core" EBIT
Non-recurring items
1H05 EBIT

KBIP benefits realising

21

NOTES

EARNINGS

KUMBA RESOURCES

R million	1H05	1H04	% Change
EBIT	**1 511**	607	149
Net financing cost	**(145)**	(145)	
Equity income/(loss)	**2**	(20)	
Taxation	**(381)**	(155)	(146)
Profit after taxation	**987**	287	244
Minority interest	(33)	(44)	
Attributable earnings	**954**	243	293
Attributable earnings per share (cents)	315	82	284
Interim dividend per share (cents)	**160**	35	
Special dividend per share (cents)	**220**		

Attributable earnings up 293%

22

NOTES

HEADLINE EARNINGS

KUMBA RESOURCES

R million	1H05	1H04	% Change
Attributable earnings	**954**	243	293
Adjustments:			
Impairment charges	**7**	32	
Net deficit/(surplus) on asset and investment disposals	**2**	(3)	
Closure cost	**2**	35	
Goodwill and exceptionals		18	
Taxation effect	**(2)**	(8)	
Headline earnings	**963**	317	204
Headline earnings per share (cents)	**318**	106	200
Average number of shares in issue (million)	**303**	298	

Headline earnings up 204%

23

NOTES

IMPACT OF HOPE DOWNS SETTLEMENT

KUMBA RESOURCES

- Proceeds received 1 July 2005 – post period event
- Impact if accounted for on 30 June 2005:

	excluding	including	impact
EBIT (Rm)	**1 511**	2 689	1 178
Taxation (Rm)	**381**	807	426
Profit after taxation (Rm)	**987**	1 739	752
Attributable earnings (cps)	**315**	563	248
Headline earnings (cps)	318	318	-
Net asset value (cps)	**2 081**	2 326	245

Special dividend declared

24

NOTES

CASH FLOW

KUMBA RESOURCES

R million	**1H05**	1H04
Opening net debt	**1 870**	2 563
Net cash flow from operating activities	**1 460**	934
Financing cost, taxation & dividends	**(688)**	(224)
Net cash used in investing activities	**(299)**	(438)
New capacity	**(135)**	(296)
Other capital expenditure	**(164)**	(142)
Asset disposals	**8**	20
Other	**244**	(121)
Share issue	**54**	-
Non cash flow movements	**(171)**	218
Decrease in net debt	**608**	389
Closing net debt	**1 262**	2 174

Substantially stronger cash flow

25

NOTES

RATIOS

KUMBA RESOURCES

	1H05	1H04
Margin excluding captive arrangements		
EBIT (%)	**34**	17
EBITDA (%)	**40**	24
Net financing cost cover		
EBIT (times)	**10**	4
EBITDA (times)	**13**	7
Return on equity - attributable income (%)	**16**	5
Net debt / equity (%)	**17**	35

Robust financial ratios

26

NOTES

GROWTH PROJECTS

KUMBA RESOURCES

Iron ore	Sishen Expansion Project (SEP)
	Sishen South – Phase 1 (3Mtpa)
	Faleme (Senegal)
Coal	GG6 Market Coke
	Leeuwpan expansion
	Sintel Char (SChar)
	RBCT Phase V / Inyanda Coal JV
	Moranbah South (Australia)
Heavy minerals	Fairbreeze
	Ranobe deposit (Toliara, Madagascar)
Base metals	Chifeng expansion with NFC
AlloyStream™	Campaign 3 progressing

Expansion projects under way

28

NOTES

OUTLOOK

KUMBA RESOURCES

- Strong commodity markets and US$ prices
- Excellent operating performance
- KBIP benefits being realised
- The rand remains a factor

Against this background, Kumba will deliver strong operational results and improved earnings in 2H05

NOTES


REVENUE CONTRIBUTION
KUMBA
RESOURCES
1H05
1%
9%
17%
53%
20%
1H04
1%
11%
19%
48%
21%
Iron ore
Coal
Heavy minerals
Base metals
Industrial minerals & other
31

NOTES

EBIT CONTRIBUTION

KUMBA RESOURCES



1H05
10%
1% 1%
18%
70%
1H04
14%
1%
28%
57%
Iron ore
Coal
Heavy minerals
Base metals
Industrial minerals

32

NOTES

IRON ORE PHYSICAL INFORMATION

KUMBA RESOURCES

Production volumes



Mt
16
14
12
10
8
6
4
2
0
1H03
2H03
1H04
2H04
1H05
Sishen
Thabazimbi

Sales volumes



Mt
16
14
12
10
8
6
4
2
0
1H03
2H03
1H04
2H04
1H05
Exports
Local

NOTES

COAL PHYSICAL INFORMATION

KUMBA RESOURCES



Production volumes
Mt
10
9
8
7
6
5
1H03
2H03
1H04
2H04
1H05
Grootegeluk
Leeuwpan
Tshikondeni



Sales volumes
Mt
10
8
6
4
2
0
1H03
2H03
1H04
2H04
1H05
Eskom
Domestic
Export

34

NOTES

DEPRECIATION PER SEGMENT

KUMBA RESOURCES

R million	**1H05**	1H04	12M04
Iron Ore	**146**	122	260
Coal	**80**	74	149
Heavy Minerals	**147**	100	188
Base Metals	**26**	22	45
Industrial Minerals	**3**	-	6
Corporate	**2**	3	8
Total	**404**	321	656

NOTES

CAPITAL EXPENDITURE

KUMBA RESOURCES

R million	**1H05**	1H04	12M04
Sustaining and environmental	**164**	142	399
Expansion			
◦ Iron ore	**23**	20	38
◦ Coal	**92**	43	66
◦ Ticor SA	**18**	215	351
◦ Ticor Ltd	**-**	-	-
◦ Base Metals*	**1**	18	32
◦ Other	**1**	-	-
	299	438	886

* excludes interest in Chifeng refinery

NOTES

DEBT STRUCTURE

KUMBA RESOURCES

R million	Drawn	Undrawn	Maturity profile	
Long term			2006	741
Corporate	1 512	333	2007	281
Heavy Minerals project finance	1 052	35	2008	1 235
Ticor Ltd	701		2009	145
	3 265			
Short term	-		After 2010	863
Total debt	3 265			3 265
Cash and cash equivalents	(2 003)			
Net debt	1 262			

NOTES

PROJECT DETAILS

KUMBA RESOURCES

	Scope	Estimated Capex	Approval date	Estimated start-up date
Sishen Expansion Project (SEP)	10Mtpa	R2.96bn	Feb 2005	Q2 2007
Sishen South – Phase 1	3Mtpa	R999m		Q4 2007
Faleme (Senegal)	12Mtpa	US$950m		2011
GG6 Market Coke Phase 1	750ktpa	R323m	Feb 2005	Q3 2006
Leeuwpan expansion	1Mtpa	R95m	Nov 2004	Q3 2005
Sintel char (SChar)	58ktpa	R216m	Aug 2005	Q2 2007
RBCT Phase V / Inyanda Coal JV	1Mtpa	R184m		
Moranbah South (Australia)	3.5Mtpa	A$310m		
Fairbreeze	300ktpa*	R645m		Q3 2008
Ranobe deposit (Toliara, Madagascar)	560ktpa*	US$127m		Q3 2009

* Crude ilmenite

38

NOTES

SALIENT DATES

KUMBA RESOURCES

Last day to trade cum dividend	2 September 2005
Shares trade ex dividend	5 September 2005
Record date	9 September 2005
Payment date	12 September 2005

NOTES